SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the period March 3, 2005 to March 21, 2005

PENGROWTH ENERGY TRUST

Petro-Canada Centre – East Tower
2900, 111 – 5th Avenue S.W.
Calgary, Alberta T2P 3Y6 Canada

(address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.]

Yes ☐	No ☑

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                         ]

DOCUMENTS FURNISHED HEREUNDER:
SIGNATURES
NEWS RELEASE

DOCUMENTS FURNISHED HEREUNDER:

1.	Press Release announcing the appointment of Christopher Webster as Chief Financial Officer.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION
March 21, 2005	By:	/s/ Gordon M. Anderson
		Name:	Gordon M. Anderson
		Title:	Vice President

NEWS RELEASE

Attention: Financial Editors	Stock Symbol: PGF.A/PGF.B, TSX; PGH, NYSE

PENGROWTH ENERGY TRUST ANNOUNCES APPOINTMENT OF
CHRISTOPHER WEBSTER AS CHIEF FINANCIAL OFFICER

(Calgary, March 21, 2005) /CNW/ — Pengrowth Corporation (“Pengrowth”), administrator of Pengrowth Energy Trust (“Trust”), is pleased to announce today the appointment of Chris Webster as Chief Financial Officer. Mr. Webster previously was Vice President, Treasurer and interim Chief Financial Officer of Pengrowth Corporation. He received a Bachelor of Commerce from Concordia University and holds both CFA and CGA designations.

The appointment of Chris Webster followed an extensive search process conducted by the Chief Executive Officer through a national independent executive search firm in consultation with the Corporate Governance and Compensation Committee of the Board of Directors. Mr. Webster was selected based upon his experience and qualifications, his knowledge of the Trust and his superior performance as an executive officer and active member of the Pengrowth team over the past five years.

Mr. Webster joined Pengrowth in 2000 and was appointed as Treasurer in 2001. He has participated actively in debt and equity financing activities of the Trust and the acquisitions and divestitures of Pengrowth Corporation. Prior to joining Pengrowth, Mr. Webster held senior accounting positions within the petroleum industry including managing treasury and accounting functions and acting as interim Vice-President of Marketing for Union Pacific Resources Inc. Mr. Webster also held progressive and diversified accounting positions with Home Oil Company Ltd. from 1988 to 1995 including broad exposure to operations accounting, budgeting and development of cost controls.

James S. Kinnear the Chief Executive Officer of Pengrowth stated: “the appointment of Chris Webster reflects Pengrowth’s commitment to excellence, the quality and diversity of Pengrowth’s team and the development of individuals with superior skills dedicated to enhancing value for all unitholders.”

PENGROWTH CORPORATION
James S. Kinnear, President

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:

Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051
Investor Relations, Toronto, Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191